Exhibit 12

Monmouth Real Estate Investment Corporation

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months Ended			Year Ended September 30,
	6/30/2006	2005	2004	2003	2002	2001

Net Income	4,972,196	9,046,822	7,672,635	6,120,343	4,478,145	4,123,054
Fixed Charges:
Interest expense	6,080,523	8,001,956	6,979,007	6,906,078	6,059,415	4,590,757
Amortization	485,649	473,388	280,205	253,786	187,323	141,479
Total Fixed Charges(1)	6,566,172	8,475,344	7,259,212	7,159,864	6,246,738	4,732,236
Earnings	11,538,368	17,522,166	14,931,847	13,280,207	10,724,883	8,855,290
Fixed Charges	6,566,172	8,475,344	7,259,212	7,159,864	6,246,738	4,732,236
Preferred Stock Dividends	-(2)	-(2)	-(2)	-(2)	-(2)	-(2)
Combined Fixed Charges & Preferred Stock Dividends	6,566,172	8,475,344	7,259,212	7,159,864	6,246,738	4,732,236

Ratio	1.76	2.07	2.06	1.85	1.72	1.87

(1)	Fixed charges consist of interest costs, whether expensed or capitalized, the estimated interest component of rental expenses and amortization.

(2)

Preferred stock dividends are the amount of pre-tax earnings that are required to pay the dividends on outstanding preferred securities. We currently do not have, nor have we had in the past, any shares of preferred securities outstanding and, therefore, we have not paid any dividends on preferred securities.